UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2023

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

This Report on Form 6-K is being filed by Clearmind Medicine Inc. (the “Company”) to provide updates regarding the repricing of outstanding warrants following the previously announced 1-for-30 reverse share split of the Company’s issued and outstanding common shares, no par value, that was effected on November 28, 2023.

Proportionate adjustments were made to the per share exercise price and the number of common shares issuable upon the exercise of outstanding options and warrants entitling the holders thereof to purchase common shares.

The exercise prices of warrants issued on April 6, 2023 and September 18, 2023, were adjusted to $3.6223 per share and the number of common shares issuable upon the exercise of such warrants was adjusted accordingly.

As of December 6, 2023, the Company has received gross proceeds of an aggregate of $3.453 million from the exercise of warrants to purchase 1,085,765 common shares. Warrants to purchase an aggregate of 441,933 common shares remain outstanding from the foregoing April and September 2023 transactions.

As of December 6, 2023, there are 1,693,147 common shares issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: December 6, 2023	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer

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